UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer Breaks Ground On Legacy 500/450 Assembly Facility

Melbourne, FL, October 9, 2014 – Embraer broke ground today on its Legacy 500 and Legacy 450 assembly complex here in Melbourne, Florida. At the ceremony, which included Florida Governor Rick Scott, Brevard County and city officials, the Company celebrated this significant addition to its existing 212,000 square-foot campus at Melbourne International Airport.

“With the support of Governor Scott together with his team at Enterprise Florida, the Space Coast Economic Development Commission, Brevard County, the City of Melbourne, and the Melbourne Airport Authority, we are doubling the size of our Executive Jets campus in the US with the addition of these game changing aircraft assembly facilities to the already operational Phenom assembly line,” said Embraer President and Chief Executive Officer Frederico Fleury Curado. “Furthermore, our recently inaugurated Embraer Engineering and Technology Center, the first engineering center outside Brazil, shows the strong level of commitment to our customers as well as our faith in this remarkable community.”

The new 236,000 square-foot facility is expected to be operational by 2016. It will feature four new buildings: an assembly hangar, a paint facility, a completion center and flight preparation facility, and a new dedicated delivery center.

"Surpassing all original expectations during certification tests, the clean sheet design Legacy 500 and Legacy 450 represent a new, game changing generation of business aircraft" said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “With this state-of-art facility at the heart of an important aeronautical center in the region and the engagement of all stakeholders, we are very confident in the future of these programs.”

Embraer will add 600 new hires to its almost 400 employees in the area in a ramped up mode over a period of four years beginning in 2016.

Governor Scott said, “Embraer’s creation of 600 jobs is great news for Melbourne families and the surrounding community. With the creation of 643,100 jobs since December 2010, it’s important that we remain focused on continuing Florida’s economic momentum. By removing the sales tax on manufacturing equipment, Florida’s businesses, like Embraer, will have a more competitive advantage over other states and countries, which will help businesses create more jobs for families.”

“With addition of the Legacy final assembly and delivery program, Embraer will double their presence at Melbourne International Airport (MLB) by 2016,” said Greg Donovan, Melbourne International Airport Director. “The airport team is committed to an on-time aircraft rollout that is under budget.  As a leading aircraft manufacturer, Embraer values the distinct advantages of our airport infrastructure and will benefit from the competitive advantages of being located in Florida’s Space Coast.  Embraer’s success exemplifies why MLB is the nation’s fastest growing aerospace and aviation manufacturing center.”

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

“Today’s major milestone takes us full circle, back to 2008, when ground was broken on Embraer’s first facility in Brevard. In six short years, Embraer has developed a footprint in our community that has significantly strengthened our standing as an aviation hub,” said Lynda Weatherman, president and chief executive officer, Economic Development Commission of Florida’s Space Coast. “This is a true economic development success story, one that has paved the way for growth in one of our community’s most important sectors.”

“While it was a community team that helped bring Embraer to the Space Coast six years ago, it is our people who have helped keep them here,” said Mary Bolin Lewis, District 4 commissioner and chairman of the Brevard County Board of County Commissioners. ”How fitting that many years later, we are once again welcoming Embraer to the community. Instead of welcoming them for the first time, we are welcoming them back home. The third time is just as exciting as the first.”

“The Legacy assembly facility is the kind of coveted project every city hopes to land. Embraer is the high caliber corporate partner every city hopes will call their city home,” said City of Melbourne mayor Kathy Meehan. “Our city is proud to be home to Embraer and we congratulate them on their continued growth here.”

“Brevard County has long had an environment conducive to business growth, and to bolster that, we have a workforce that consists of highly technical, skilled individuals.” Said Senator Thad Altman, Florida State Senate District 16. “We have successfully been able to market our pro-business climate and talent as assets to not only attract a world-class company like Embraer, but to foster even more growth. This is a testament to the level of ingenuity that exists in our community.”

Secretary of Commerce and president & CEO of Enterprise Florida, Inc., Gray Swoope attended the event and spoke about Embraer’s impact on the state. “I want to thank Embraer for their continued investment in Florida. This expansion is a testament to the state's business climate and location as a global leader in aviation. This highly sought after expansion is especially important as it will create additional opportunities for suppliers in the aerospace and aviation industry. We look forward to Embraer’s continued growth.”

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer